Exhibit 99.1

Alpha Tau Announces Third Quarter 2025 Financial Results and Provides Corporate Update

- Alpha DaRT pancreatic cancer patient treatments underway in U.S. multi-center pilot study -

- Newly received radioactive material license for New Hampshire facility positions the Company for continued advancement towards commercial readiness -

- Multiple meaningful milestones targeted in the coming months, including completion of patient recruitment in the U.S. pivotal ReSTART trial -

- Cash, cash equivalents & deposits balance of $75.9 million provides runway for continued clinical advancement and commercial preparation -

JERUSALEM, November 20, 2025 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, reported third quarter 2025 financial results and provided a corporate update.

“The third quarter has seen a fantastic continuation of our accelerating momentum at Alpha Tau, as the pace of patient treatments continues to rise, and we draw increased interest from our peers in the industry” said Alpha Tau Chief Executive Officer Uzi Sofer. “Receiving the radioactive license approval in New Hampshire was a significant milestone in our push for operational commercial readiness, and we are continuing to develop that facility for use in treating patients in the U.S., Canada, and elsewhere, having invested almost $2 million into the facility in Q3. We are very happy with the rate of recruitment in our U.S. multi-center pilot study in pancreatic cancer, and look forward to some potential targeted near-term milestones, including a forthcoming response from the PMDA to our request for marketing authorization in Japan in treating recurrent head & neck cancer, and treating our first patients with glioblastoma multiforme (GBM) shortly. With four IDEs currently active for trials in the U.S., we are continuing to explore with the FDA other potential U.S. trial initiations, potentially in prostate cancer or head & neck cancers.”

Recent Corporate Highlights:

●	In September, Alpha Tau announced the treatment of the first patient in its U.S. multi-center pancreatic cancer clinical trial. The trial is expected to enroll up to 30 patients with newly diagnosed pancreatic cancer, in two cohorts: 15 patients with locally advanced disease, and 15 patients with metastatic disease. Patients will receive mFOLFIRINOX chemotherapy together with the Alpha DaRT treatment. Up to 87% of newly diagnosed pancreatic cancer patients are considered inoperable at diagnosis and face a dismal prognosis, with limited benefit from existing therapies, and the pilot study is a key part of Alpha Tau’s broader strategy to bring Alpha DaRT to cancer patients with some of the highest unmet needs. For more information, please see here: https://www.clinicaltrials.gov/study/NCT06698458

●	In October, Alpha Tau announced the receipt of a radioactive material license for its New Hampshire manufacturing facility, its first commercial-scale facility. The license paves the way for the introduction of radioactive material and continued positive momentum toward initiating Alpha DaRT treatment manufacturing onsite in 2026. Total expected nameplate capacity from the first phase of construction is approximately 400,000 Alpha DaRT sources for local use, subject to a number of operational and clinical assumptions.

Expected Upcoming Milestone Targets:

●	First patient treated in U.S. GBM pilot study in Q4 2025. For more information, please see here: https://www.clinicaltrials.gov/study/NCT06910306

●	Response from Japan’s PMDA around year end 2025 to the application for pre-market approval of Alpha DaRT in patients with recurrent head & neck cancer.

●	Completion of patient recruitment in the ReSTART pivotal U.S. multi-center trial in recurrent cutaneous squamous cell carcinoma in Q1 2026. For more information, please see here: https://www.clinicaltrials.gov/study/NCT05323253

●	Completion of patient recruitment in pancreatic cancer pilot study in the U.S. by the end of Q1 2026. For more information, please see here: https://www.clinicaltrials.gov/study/NCT06698458

Financial Results for Nine Months Ended September 30, 2025

Research and Development expenses for the nine months ended September 30, 2025 were $22.5 million, compared to $19.5 million for the same period in 2024, primarily due to an increase in employee compensation and benefits, costs of raw materials and third-party contractor expenses, reflecting increased clinical activities, as well as decreased government grants, offset by lower share-based compensation expenses and travel expenses.

Marketing expenses for the nine months ended September 30, 2025 were $1.4 million, compared to $1.7 million for the same period in 2024, due to decreased employee compensation and benefits and decreased marketing conference activities and travel expenses.

General and Administrative expenses for the nine months ended September 30, 2025 were $5.8 million, compared to $4.6 million for the same period in 2024, primarily due to increased employee compensation and benefits, including share-based compensation and professional fees (including legal and IR expenses), offset by a decrease in travel expenses and D&O insurance costs.

Financial expense, net, for the nine months ended September 30, 2025 was $0.6 million, compared to financial income, net, of $3.5 million for the same period in 2024, primarily due to an increase in the remeasurement of warrants, a decrease in interest from bank deposits, and changes in foreign exchange rates.

For the nine months ended September 30, 2025, the Company had a net loss of $30.5 million, or $0.39 per share, compared to a net loss of $22.3 million, or $0.32 per share, in the nine months ended September 30, 2024.

Balance Sheet Highlights

As of September 30, 2025, the Company had cash and cash equivalents, short-term deposits and restricted deposits of $75.9 million, compared to $62.9 million at December 31, 2024.

About Alpha DaRT®

Alpha DaRT® (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, including with respect to clinical trials and planned treatments, regulatory approvals and expected responses, studies, the construction of our NH facility and expected production capacity, patient recruitment, projections, objectives, performance, our ability to commercialize, applications with regulatory bodies or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 12, 2025, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	September 30,
	2024	2025
		Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,724	$3,329
Short-term deposits	45,876	68,882
Restricted deposits	3,255	3,669
Prepaid expenses and other receivables	1,374	1,220

Total current assets	64,229	77,100

LONG-TERM ASSETS:
Long-term prepaid expenses	432	472
Property and equipment, net	13,934	19,742
Operating lease right-of-use assets	7,609	7,380

Total long-term assets	21,975	27,594

Total assets	$86,204	$104,694

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,	September 30,
	2024	2025
		Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$3,531	$3,055
Other payables and accrued expenses	4,133	4,969
Current maturities of operating lease liabilities	1,011	1,119

Total current liabilities	8,675	9,143

LONG-TERM LIABILITIES:
Long-term loan	5,561	6,153
Warrants liability	3,338	5,433
Operating lease liabilities	5,964	6,230
Deferred tax liability	-	151

Total long-term liabilities	14,863	17,967

Total liabilities	23,538	27,110

SHAREHOLDERS’ EQUITY:
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of December 31, 2024 and September 30, 2025; Issued and outstanding: 70,380,570 and 85,264,146 shares as of December 31, 2024 and September 30, 2025, respectively	-	-
Additional paid-in capital	210,175	255,584
Accumulated deficit	(147,509)	(178,000)

Total shareholders’ equity	62,666	77,584

Total liabilities and shareholders’ equity	$86,204	$104,694

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,
	2024	2025
	Unaudited

Research and development, net	$19,487	$22,489

Marketing expenses	1,662	1,408

General and administrative	4,619	5,789

Total operating loss	25,768	29,686

Financial expenses (income), net	(3,498)	649

Loss before taxes on income	22,270	30,335

Income tax expense	4	156

Net loss	22,274	30,491

Net comprehensive loss	$22,274	$30,491

Net loss per share, basic and diluted	$0.32	$0.39

Weighted-average shares used in computing net loss per share, basic and diluted	69,857,700	78,721,389